# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpex Acquisition Corp, CIK 0002125551
CUSIP: G63325123
Title of class of securities: Class A ordinary shares(par value .0001)
Address of issuer's principal executive offices: 300 Delaware Ave. Suite 210 #494, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 06/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001891626

## Reporting persons
- Feis Equities LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 995,815; shared voting power 0; sole dispositive power 995,815; shared dispositive power 0; aggregate amount beneficially owned 995,815 (8.66% of the class)
  Comment: Type of Reporting Person: OO - Limited Liability Company
- Lawrence M. Feis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 995,815; shared voting power 0; sole dispositive power 995,815; shared dispositive power 0; aggregate amount beneficially owned 995,815 (8.66% of the class)

## Item 1. Issuer
Name of issuer: Alpex Acquisition Corp
Address of issuer's principal executive offices: 300 Delaware Ave. Suite 210 #494, Wilmington, DE, 19801

## Item 2. Person Filing
Name of person filing:
(i) Feis Equities LLC
(ii) Lawrence M. Feis
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:
1740 Waukegan Road
Suite 206
Glenview, Illinois 60025
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated hereto by reference for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 995,815
Percent of class: 8.66 - The percentage set forth in row 11 of the cover page for each Reporting Person is based on 11,500,000 Class A ordinary shares outstanding as of June 26, 2026, as reported by the Issuer in its 8-K filing, filed with the Securities and Exchange Commission on June 29, 2026.
Sole power to vote or to direct the vote: 995,815
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 995,815
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Feis Equities LLC: Lawrence M. Feis, Managing Member LLC (07/01/2026)
- Lawrence M. Feis: Lawrence M. Feis, Individual (07/01/2026)